SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                          For the month of May, 2006

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures: 'Mortgage Endowment Complaints' dated 09 May 2006


For immediate release: 9 May 2006

PRUDENTIAL TO INTRODUCE DEADLINE FOR MORTGAGE ENDOWMENT COMPLAINTS


  - Customers to receive six months' notice of the final date by which they can make a complaint

  - Only 13 per cent of Prudential and 16 per cent of Scottish Amicable policies are currently projected to have a high risk of maturing with a shortfall

  - All Prudential policies and 95 per cent of Scottish Amicable policies maturing in 2005 met their target maturity values


Prudential UK is to introduce a deadline for both Prudential and Scottish Amicable mortgage endowment complaints. Prudential will write to 110,000 mortgage endowment customers who have previously received 'red' letters (alerting them to a high risk of a shortfall with their policy) to advise them of its intention to introduce a deadline for endowment mis-selling complaints to be registered. Customers will then have six months' notice to lodge a mis-selling complaint.


Chief Executive, Prudential UK, Nick Prettejohn, said: "Since 2000, we have written regularly to all of our mortgage endowment policyholders to give them details of their projected pay-out. Many of our customers will have seen their letters go from 'red' to 'amber' or 'green' during this period due to the outstanding performance of our life fund. In light of this, we believe that the time is right to draw a line under this issue and for customers to resolve any lingering concerns they may have."


What this means for customers

  - Of the 110,000 'red letter' customers, 58,000 are Prudential endowment holders and 52,000 are Scottish Amicable.

  - Under current FSA rules, customers have three years to lodge a complaint from the date they receive their first 'red' letter indicating that there is a high risk their mortgage endowment may not achieve its projected final value.

  - Customers who received their first red letter three or more years ago will have six months from the date of the letter advising them of the introduction of the complaint deadline in which to make a complaint if they felt they were mis-sold their endowment. Almost all the 110,000 customers we are writing to fall within this category.

  - If customers received their first 'red' letter less than three years ago, the effective date of their deadline will be three years from the date of their original 'red' letter or six months from the date of the letter advising them of the introduction of the complaint deadline - whichever is the later. Only a very small number of the customers we are writing to fall within this category.


Current Status

  - Prudential has approximately 216,000 mortgage endowment policies in force. It stopped selling mortgage endowment policies in January 2001.

  - Scottish Amicable has approximately 501,000 plans in force but withdrew from the mortgage endowment market in April 2001.

  - Prudential's current approach to mortgage endowment time-barring only relates to policies originally sold directly by Prudential/Scottish Amicable. Some companies and financial advisers do enforce time limits for complaints. As a result, Prudential currently advises customers in re-projection letters to contact the company or financial adviser that sold them their policy to confirm the position.



Treating Mortgage Endowment Customers Fairly

During the last few years, Prudential has been at the forefront of introducing initiatives to treat its customers fairly in relation to mortgage endowment policies.

  - It was one of the first companies to colour-code re-projection letters2;

  - It introduced schemes such as Homeowner3 to enable customers to re-mortgage and thereby allow them to address shortfalls with their policies;

  - It stopped making payments to so-called ambulance chasers to ensure customers get the full benefit of the compensation they receive4;

  - Its complaints procedures are recognised as being one of the best in the industry; and

  - It is one of the very few companies who can demonstrate superior investment returns and mortgage endowment performance.


Nick Prettejohn said: "We have a dedicated team of over 100 people in place to deal with mortgage endowment complaints and the cost of maintaining this team over the next ten years is anticipated to be approximately GBP20 million. Therefore, we do not think that an open-ended complaints procedure for mortgage endowments is fair for our 4.5 million with-profits policyholders who will have to bear the brunt of this cost for many years to come and believe this is the right time to introduce a deadline."


Prudential (including Scottish Amicable) paid out almost GBP40 million in mortgage endowment compensation in 2005 and held a provision of almost GBP120 million as at 31 December 2005 to cover future claims.


Prudential and Scottish Amicable mortgage endowment customers have benefited from the strength of Prudential and Scottish Amicable's with-profits funds which delivered outstanding investment returns of 20 per cent and 19 per cent (before tax and charges) respectively in 2005. As a result of this investment performance, all Prudential customers with endowment policies maturing in 2005 met their target maturity values, with an average surplus of GBP2,200.
Approximately 95 per cent of Scottish Amicable policies maturing in 2005 were also on target with average surpluses of GBP2,409. This strong investment performance has also contributed to the continuing improvement in projected pay-outs for Prudential's and Scottish Amicable's mortgage endowment policies.


Nick Prettejohn said: "The strength of our with-profits fund means long-term savers are reaping the benefits of our investment strategy. Due to the strong performance of our life fund, we have seen a steadily improving picture for our customers with the number of policies maturing with surpluses over the last few years increasing."


                                    - Ends -


The information contained in Prudential UK's press releases is intended solely for journalists and should not be used by consumers to make financial decisions. Full consumer product information can be found at www.pru.co.uk.



Media Enquiries:


Steve Colton          Tel: 0207 150 3136        Mob: 07771 531525

James Murray          Tel: 0207 150 2203        Mob: 07810 181757



Notes to Editors:


1.      Background to Prudential / Scottish Amicable mortgage endowments


Prudential

  - 12,000 policies matured in 2003, all of which met their target values.

  - 9,271 policies matured in 2004, all of which met their target values (the average surplus was GBP1,900).

  - 8,333 policies matured in 2005, all of which met their target values (the average surplus was GBP2,200).

  - We expect 10,049 policies to mature in 2006, all of which are expected to meet repayment targets. The expected average surplus is GBP3,300.


                      2006 (est)         2005          2004         2003


Green                  62%                51%            41%         24%

Amber                  25%                24%            29%         32%

                       87%                75%            70%         56%

Red                    13%                25%            30%         44%


Scottish Amicable

- 19,000 Scottish Amicable mortgage endowments matured in 2003, of which 2,700 did not meet their target amount (the average shortfall was GBP595).

- 19,356 endowment policies matured in 2004 of which 17,238 (89 per cent) met their repayment targets, the average surplus being GBP2,900. Of the 2,118 (11 per cent) that did not meet their target amount there was an average shortfall of GBP890.

- 16,774 endowment policies matured in 2005 of which 15,959 (95 per cent) met their repayment targets, the average surplus being GBP2,409. Of the 815 that did not meet their target amount there was an average shortfall of GBP49.

- We expect 18,500 policies to mature in 2006 with an average surplus of GBP2,600. Of the 800 (4 per cent) policies that are not anticipated to meet their target amount, the average shortfall is expected to be around GBP700.


Note: The expected shortfall is based on a representative sample of policies and depending on which policies actually mature, the actual shortfall may turn out to be different. For example, in February 2005 we estimated the average shortfall to be around GBP1,000 for policies maturing during 2005, whereas the actual shortfall was only GBP49.


                           2006 (est)          2005         2004        2003

Green                       41%                 24%          16%         13%

Amber                       43%                 42%          31%         22%

                            84%                 66%          47%         35%

Red                         16%                 34%          53%         65%


2.      'Colour coding' re-projection letters

We have always made policyholders aware in their annual re-projection letters of whether their policy has a potential shortfall. However, since September 2004 we have made this even clearer by using red type-face in the introductory paragraph of all letters to policyholders with a potential shortfall (i.e. in either the Red or Amber categories).



3.      Homeowner scheme

Research suggests that many people are still paying the higher standard variable rate of interest on their mortgage loans. There may be an opportunity for customers to re-mortgage and thereby release monies to put towards making up their shortfall. Following a pilot exercise, we launched a full re-mortgage offering with Halifax in August 2005 (all Halifax's mortgage products are available). The Halifax mortgage offering allows customers to alter the split of their mortgage between repayment and interest only in future should the projected maturity value of their plan rise or fall. Over a 12-week period through to mid-November 2005, we wrote to 182,000 customers projected to be most at risk (i.e. those red/amber customers with a shortfall of over GBP1,000 and more than two years to go before maturity) outlining this as an option and giving them details of how to find out more about the scheme. Although Prudential has targeted 'higher risk' customers, this option is available to all our customers. Prudential does not receive any fees/commission from Halifax for any re-mortgages.


4.      Third Party Complaint Handling Companies

In 2005, we wrote to third party complaint handling companies informing them that all payments due as a result of settling endowment complaints would be made direct to the customer. Where Prudential was dealing with complaints received via third parties at the time we made this move, we explained that compensation would still be paid to the customer's lender or the customer direct (who would then have to pay the third party complaint handler for their services).


We wrote to any new complainants using a third-party to tell them that they could lodge a complaint direct and thereby benefit from the full compensation due to them without having to give up part of this to a complaint handler. This move was designed to save customers an average 25 per cent of any pay-out that is normally clawed back by outside firms.



About Prudential


Prudential plc is a leading international financial services group, providing retail financial services and fund management in its chosen markets: the United Kingdom, the United States, Asia and continental Europe.


Prudential has been writing life insurance in the United Kingdom for over 150 years and has had the largest long-term fund in the United Kingdom for over a century. Today, Prudential has over 16 million customers worldwide and over GBP234 billion (as of 31 December 2005) of funds under management.


In the United Kingdom Prudential is a leading life and pensions provider offering a range of retail financial products. M&G is Prudential's UK & European Fund Manager, with around GBP149 billion of funds under management (as of 31 December 2005). Jackson National Life, acquired by Prudential in 1986, is a leading provider of long-term savings and retirement products to retail and institutional customers throughout the United States. Egg provides banking, insurance and investment products through its internet site www.egg.com.


Prudential is the leading European-based life insurer in Asia with operations in 12 markets as well as funds management businesses in nine of those 12 markets.


*Prudential plc, a company incorporated and with its principal place of business in the United Kingdom, and its affiliated companies constitute one of the world's leading financial services groups. It provides insurance and financial services directly and through its subsidiaries and affiliates throughout the world. It has been in existence for over 150 years and has GBP234 billion in assets under management, (as at 31 December 2005). Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.


Forward-Looking Statements

This statement may contain certain "forward-looking statements" with respect to certain of Prudential's plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements containing the words "believes", "intends", "expects", "plans", "seeks" and "anticipates", and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Prudential's control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; and the impact of changes in capital, solvency or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate. This may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. As a result, Prudential's actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Prudential's forward-looking statements. Prudential undertakes no obligation to update the forward-looking statements contained in this statement or any other forward-looking statements it may make.


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 09 May 2006

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/   Jon Bunn
                                               Director of Public Relations